The following communication is a reminder to CCFNB Bancorp, Inc.'s shareholders to vote their shares at the Special Meeting of Shareholders to be held on Tuesday, October 3, 2023.

Filed by CCFNB Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CCFNB Bancorp, Inc.

Commission File No.: 000-19028

Date: September 15, 2023

PLEASE VOTE YOUR PROXY TODAY

September 15, 2023

Dear Shareholder,

According to our latest records, we have not received your voting instructions for the Special Meeting of Shareholders of CCFNB Bancorp, Inc. to be held on Tuesday, October 3, 2023. Your vote is extremely important, no matter how many shares you hold. If we do not receive your vote, we may have to postpone the Special Meeting and continue to request stockholder participation to reach a required quorum.

For the reasons set forth in the proxy statement, dated August 17, 2023, the Board of Directors unanimously recommends that you vote “FOR” the Merger proposal and “FOR” the Adjournment proposal. Please vote via the internet or phone as soon as possible or alternatively, please sign, date, and return the enclosed proxy card.

If you need assistance voting your CCFNB shares, please call the company's proxy solicitor, D.F. King, toll-free at (800) 207-3159 or email CCFNB@dfking.com. On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Lance O. Diehl
President & Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed merger with Muncy Bank Financial, Inc., CCFNB has filed a registration statement on Form S-4 with the SEC. The registration statement includes a joint proxy statement of CCFNB and Muncy, which also constitutes a prospectus of CCFNB, that has been sent to CCFNB’s and Muncy’s shareholders seeking certain approvals related to the proposed merger.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CCFNB shareholders are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus included within the registration statement on Form S-4 and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about CCFNB, Muncy and the proposed transaction. Shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about CCFNB and Muncy, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by CCFNB will be made available free of charge in the “Investor Relations” section of CCFNB’s website, https://www.firstcolumbiabank.com. Copies of documents filed with the SEC by Muncy will be made available free of charge in the “Investor Relations” section of Muncy’s website, https://ir.muncybank.com.

Participants in Solicitation

CCFNB, Muncy, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information regarding directors and executive officers of CCFNB and Muncy were made available in the joint proxy statement/prospectus filed by CCFNB with the SEC in connection with the proposed merger, and certain other documents filed with the SEC by CCFNB and Muncy, respectively. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.